Exhibit 99.1

NEWS RELEASE
YAMANA ANNOUNCES BOARD OF DIRECTORS AND MANAGEMENT UPDATE, DECLARES COMMERCIAL PRODUCTION AT THE SÃO VICENTE MINE IN BRAZIL

TORONTO, ONTARIO, August 31, 2009 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced the appointment of Alex J. Davidson to the Company’s Board of Directors. Mr. Davidson was the executive vice president of exploration and corporate development at Barrick where he has been for over 16 years. He has over 25 years of international mining company experience and has been recognized for his contribution to the industry.  Mr. Davidson is a recipient of the A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum in 2005 and was named Prospector of the Year by the Prospectors and Developers Association of Canada. He has received his B.Sc. and his M.Sc. in Economic Geology from McGill University.

Yamana’s Board of Directors is now comprised of Peter Marrone (chairman), Patrick Mars (lead director), John Begeman, Alex Davidson, Richard Graff, Robert Horn, Nigel Lees, Juvenal Mesquita, Carl Renzoni, Antenor Silva (formerly president of Yamana and now retired from management as part of a planned succession) and Dino Titaro.

“Alex brings significant exploration and development experience to our Board,” said Peter Marrone, Yamana’s chairman and chief executive officer, “We are delighted at his appointment and his contribution to our continuing growth efforts in the upcoming years.”

Yamana also announced the promotion of Ludovico Costa as president, supplementing his role as chief operating officer.  Mr. Costa has held the position of chief operating officer and most senior operations officer prior to that since early 2006.  He is responsible for developing the Company’s operations plan with the full support of the entire operations team. The Company’s operations, technical services and development teams report directly to Mr. Costa who reports directly to the chairman and chief executive officer. Prior to joining Yamana, he was in operational and management functions for over 17 years at Rio Tinto and Companhia Vale do Rio Doce (Vale). He has over 28 years of mining experience in South America.

“Ludovico brings an extraordinary character and strong technical knowledge that distinguishes him as a leader in the industry,” said Peter Marrone, “Since joining Yamana, first as vice president of operations and later COO, Ludovico has tirelessly and consistently demonstrated strong commitment to achieving results, a very high sense of cost consciousness and strict adherence to health, safety and environment principles. We learned to appreciate Ludovico’s impressive way of leading people, as well as his persistence and loyalty. There is no one better suited to lead Yamana’s operations and technical teams.”

In addition, Yamana announced the promotion of Charles B. Main as executive vice president, finance and chief financial officer. Mr. Main has held the role of chief financial officer at Yamana since 2003.

“This promotion is in recognition of the continued development of the finance team under Chuck, who has demonstrated unparalleled leadership and dedication to Yamana,” said Peter Marrone, “We have depth and scope in our management along with our Board that positions us well for our current and prospective operations.”

OPERATIONS UPDATE
Yamana also announced today that it has declared commercial production at its Sao Vicente mine effective September 1, 2009. Located in west central Brazil, close to the Bolivian border, construction of Sao Vicente was completed in less than two years following a construction decision which was made at the end of 2006. Construction was completed in late 2008 with the first gold pour in January 2009.

Sao Vicente has been sold subject to obtaining the appropriate regulatory consents and approvals. In the interim, Yamana will continue to manage operations. Commercial production has been declared in concurrence with the buyer.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Central America. The Company plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jodi Peake Vice President, Corporate Communications & Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com
MEDIA INQUIRIES:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, risk related to non-core mine dispositions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2008 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.